UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Innovate Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45782F105
(CUSIP Number)

Christopher P. Prior
c/o Innovate Biopharmaceuticals, Inc.
8480 Honeycutt Road, Suite 120

Raleigh, North Carolina 27615

With a copy to:

Martin J. Waters

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45782F105
1.	Names of Reporting Persons. Christopher P. Prior
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,990,686 shares of Common Stock(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,990,686 shares of Common Stock(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,990,686 shares of Common Stock(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%(2)
14.	Type of Reporting Person (See Instructions)
IN

(1)	Includes 1,990,686 shares of Common Stock that may be acquired through the exercise of options exercisable within 60 days of January 29, 2018.

(2)	This percentage is based upon 25,800,000 shares of Common Stock outstanding as of January 29, 2018.

Schedule 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to common shares, $0.0001 par value per share (the “Shares”) of Innovate Biopharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), having its principal place of business at 8480 Honeycutt Road, Suite 120, Raleigh, North Carolina 27615.

Item 2. Identity and Background

(a)	This statement is filed by Christopher P. Prior, an individual (the “Reporting Person”).

(b)	The address of the principal office of each of the Reporting Persons is:

Christopher P. Prior

c/o Innovate Biopharmaceuticals, Inc.

8480 Honeycutt Road, Suite 120

Raleigh, North Carolina 27615

(c)	The principal business of the Reporting Person:

Christopher P. Prior is the Chief Executive Officer of the Issuer.

(d)          The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           See 2(a) and 2(b) above.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Issuer’s 2015 Stock Incentive Plan (the “Plan”), the Reporting Person has been granted options by the Company as consideration for his role as the Chief Executive Officer of the Company.  As of January 29, 2018, 1,990,686 options were currently exercisable or would be exercisable within 60 days of January 29, 2018.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the shares of Common Stock reported in this Schedule 13D for investment purposes and as part of his compensation as an officer of the Company. The Reporting Person may continue to be granted stock options or other equity compensation as part of his compensation as the Chief Executive Officer of the Issuer. The Reporting Person may acquire additional securities of the Company or dispose of additional securities of the Company at any time and from time to time in the open market or otherwise.

Schedule 13D

The Shares held by the Reporting Person are held for investment purposes. The Reporting Person intends to continuously review his investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Person and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer; and the Reporting Person’s contractual obligations with respect to the Shares.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 25,800,000 Shares outstanding.

Christopher P. Prior

(a)          Aggregate Number: 1,990,686 shares of Common Stock; Aggregate Percentage: Approximately 7.2%.

(b)          1. Sole power to vote or direct vote: 1,990,686

2. Shared power to vote or direct vote: None

3. Sole power to dispose or direct the disposition: 1,990,686

4. Shared power to dispose or direct the disposition: None

(c)          There have been no transactions in shares of Common Stock by the Reporting Person during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

The information set forth in Items 3, 4 and 5 above is incorporated in this Item 6 in its entirety.

The Reporting Person is the Chief Executive Officer of the Issuer and, accordingly, may have the ability to effect and influence control of the Issuer.

Employment Agreement

The Reporting Person and the Company are parties to an executive employment agreement, dated as of November 2015, which was subsequently amended in February 2016, twice in March 2017, and in August 2017.

Item 7. Material to be Filed as Exhibits

None.

Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018	Christopher P. Prior

	By:	/s/ Christopher P. Prior
	Print Name:	Christopher P. Prior